April 25, 2014

RE: Get cash now for your Empire State Realty OP Units

Dear Fellow Limited Partner,

Good news!  Now you can sell half of the Empire State Realty OP Units you received in October’s consolidation and regain control of your money.  Right now, MacKenzie Realty Capital, Inc. will pay you $13 per unit for Series 250 operating partnership Units. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for the lock-up period to expire. But this offer expires on May 30, 2014, so you must act soon.

Why take advantage of this opportunity today?

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Generate Liquidity. As you may know, the “Lock-up restrictions” were recently removed on 50% of the Units you own.  However, those Units are not very liquid. There is a very low volume on the NYSE Arca where they are listed (NYSE Arca:FISK).  The average volume since trading began is approximately 600 Units per day, and there were NO TRADES on more than half the trading days.  Since the lockup restrictions were lifted with respect to 50% of the Units, the trading has picked up, with average volume of 2,900 Units per day trading, but the closing price dropped as low as $12.86.  With the typical Unit holder owning over 9,000 Units, liquidating the investment is very difficult on the market.

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Our Offer Price is close to the “market” price.  During the week before this Offer was made, the closing price of FISK on the NYSE Arca ranged from $12.86 to $13.05.  We are offering $13 per Unit without any brokerage commission, so you may get more in our offer than on the market.  FISK has traded as low as $12.12 and as high as $15 this year.

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Sell without broker fees or commissions and without the hassle of transferring Units to your brokerage account.  In order for you to sell your Units on the market, you need to contact your broker and arrange to have your broker contact the Partnership’s transfer agent to transfer the Units to your brokerage account, then you need to sell the Units out of the brokerage account.  With this Offer, you just sign the form enclosed and we’ll take care of the rest.

If you act today, you can get your cash now—within 3 business days after transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the Assignment Form and Offer to Purchase, available by calling us, at the SEC’s website, or at www.mackenziecapital.com/tenders/FISK.pdf. If you choose to sell your Units to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,
Pat Patterson
Chairman of the Board

P.S. Remember, this offer expires May 30, 2014. So don’t delay. Fill out and mail in the Empire State Realty OP, L.P. Assignment Form today so we can rush you a check.

The Purchasers are offering to purchase for cash up to 350,000 Series 250 OP Units at a price of $13 per Unit, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC’s EDGAR website, by calling or writing us for a free copy, or at www.mackenziecapital.com/tenders/FISK.pdf.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON May 30, 2014, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.